FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711


FOSTER'S
GROUP

Inspiring Global Enjoyment


05006828

ASX RELEASE

Fosters Brewing

The following release was made to the Australian Stock Exchange Limited today:

'Declares offer free from European Commission Approval Condition"

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(including this page)

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jane.dowsey@fostersgroup.com

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

24 March 2005

Foster's Declares Offer Free from European Commission Approval Condition

Foster's Group Limited (Foster's) today announced that it would waive the European Commission Approval condition in relation to its proposed acquisition of Southcorp Limited (Southcorp).

This announcement follows regulatory clearance by the UK Office of Fair Trading and the German Federal Cartel Office.

Foster's has now fulfilled or waived all competition related conditions contained in paragraphs 2.12 (b)-(f) inclusive of its Bidder's Statement to acquire Southcorp.

In accordance with section 650F(1) of the *Corporations Act 2001*, Foster's attaches a notice relating to the offers being freed from this condition.

Ends

Further information:

Media
Lisa Keenan
Director - External Communications
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Vice President - Investor Relations
Tel: +61 3 9633 2685
Mob: 0417 033 623

Notice under section 650F(1)

This notice is given under section 650F(1) of the *Corporations Act 2001* (**Act**) by Beringer Blass Wines Pty Ltd (ACN 105 344 965) (**Bidder**) in relation to the offers for all of the issued ordinary shares in Southcorp Limited (ABN 80 007 722 643) (**Southcorp**) (**Offers**) contained in the bidder's statement dated 18 January 2005 (including any supplementary bidder's statements) (**Bidder's Statement**).

1. Bidder gives notice in accordance with section 650F(1) that the Offers and each contract resulting from acceptance of the Offers are freed from the European Commission Approval condition more fully described in **section 2.12(f)** of the Bidder's Statement.

2. Bidder has voting power (pursuant to acceptances of the Offer and the Sale and Purchase Agreement with Reline) of approximately 19% in Southcorp.

Terms defined in the Bidder's Statement have the same meaning when used in this notice unless the context requires otherwise.

Dated: 24 March 2005

Signed on behalf of Beringer Blass Wines Pty Ltd:



Robert K Dudfield
Assistant Company Secretary